AB 3/13

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2015
WASH, D.C.
194

15049312

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton (City) Massachusetts (State) 02459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1801 Market Street; Suite 1700 (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

ASCENSUS BROKER DEALER SERVICES, INC.

(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Securities and Exchange Commission Rule 17a-5.

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, John J. Mulkern, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker Dealer Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYNE L. PATTERSON JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 22, 2021

ASCENSUS BROKER DEALER SERVICES, INC.
(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Financial Statements and Supplemental Schedule
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Stockholder of
Ascensus Broker Dealer Services, Inc.
Newton, Massachusetts

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Ascensus Broker Dealer Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Ascensus Broker Dealer Services, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ascensus Broker Dealer Services, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascensus Broker Dealer Services, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Ascensus Broker Dealer Services, Inc.'s financial statements. The supplemental information is the responsibility of Ascensus Broker Dealer Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our

opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania
February 27, 2015

ASCENSUS BROKER DEALER SERVICES, INC.
(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 13,985,485
Restricted cash	500,000
Accounts receivable	1,526,747
Capitalized contract acquisition costs, net of accumulated amortization of $918,750	551,250
Prepaid expenses	438,912
Membership in exchanges owned, at adjusted cost	14,172
Deferred tax asset	126,576
Total assets	$ 17,143,142

Liabilities and Stockholder's Equity

Due to related parties, net	$ 4,649,912
Accrued expenses	931,533
Taxes payable to Holdings	1,013,576
Total liabilities	6,595,021

Commitments and contingencies (note 7)

Common stock, $0.01 par; 100 shares authorized, issued and outstanding	1
Additional Paid-In-Capital	966,462
Retained Earnings	9,581,658
Total stockholder's equity	10,548,121
Total liabilities and stockholder's equity	$ 17,143,142

See accompanying notes to the financial statements

ASCENSUS BROKER DEALER SERVICES, INC.
(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Statement of Income

Year ended December 31, 2014

Revenues:		
Service fees	$	7,636,234
Commission fees		668,345
Total Revenues		8,304,579
Expenses:		
Service and Operating		6,231,103
Selling, General and Administrative		832,670
Total Expenses		7,063,773
Operating Income		1,240,806
Income before provision for income taxes		1,240,806
Provision for income taxes		449,802
Net Income	$	791,004

See accompanying notes to financial statements.

ASCENSUS BROKER DEALER SERVICES, INC.
(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2013	100	$ 1	$ 844,396	$ 8,790,654	$ 9,635,051
Share-based compensation	-	-	122,066	-	122,066
Net income	-	-	-	791,004	791,004
Balance at December 31, 2014	100	$ 1	$ 966,462	$ 9,581,658	$ 10,548,121

See accompanying notes to financial statements.

ASCENSUS BROKER DEALER SERVICES, INC.

(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net Income	$	791,004
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation		122,066
Amortization expense		147,000
Deferred income taxes		129,638
Change in operating assets and liabilities:		
Decrease in accounts receivable		1,120,526
Increase in prepaid expenses		(107,723)
Increase in accrued expenses		273,162
Increase in taxes payable to Holdings		579,442
Increase in due to related parties		4,436,758
Total Adjustments		6,700,869
Net increase in cash provided by operating activities		7,491,873
Cash, beginning of the year		6,493,612
Cash, end of the year	$	13,985,485
Cash disbursements made for:		
Income taxes paid to Holdings	$	-

See accompanying notes to the financial statements

(1) Organization and Nature of Business

Effective May 14, 2014, Upromise Investment Inc. changed its name to Ascensus Broker Dealer Services, Inc.

Ascensus Broker Dealer Services, Inc. (the Company) is a registered Broker Dealer, a Delaware corporation and a wholly owned subsidiary of Ascensus College Savings, Inc. (Holdings), formerly UP Investments, Inc. Holdings' other subsidiaries are Ascensus Investment Advisors LLC (AIA), a registered investment advisor formerly known as Upromise Investment Advisors, LLC, and Ascensus College Savings Recordkeeping Services, LLC (ACSRS), a registered transfer agent formerly known as Upromise Investments Recordkeeping Services, LLC. Holdings is a wholly owned subsidiary of Ascensus Inc. (Ascensus), which in turn is a wholly owned subsidiary of JCF Ascensus Holdings, Inc. (the Ultimate Parent).

The Company has agreements to provide program management, transfer and servicing agent, and administration services for various college savings programs (529 Plans). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies (States). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer, and servicing agent functions for these 529 Plans. The Company, AIA, and ACSRS are affiliated through common ownership under Holdings.

The underlying assets in the 529 Plans are invested in mutual funds, exchange-traded funds, FDIC-insured savings accounts or separate accounts (underlying investments) recommended by the Company. The Company has entered into agreements with various leading investment managers who are responsible for the day-to-day management of the underlying investments. The majority of the assets in the Company's 529 Plans are invested by The Vanguard Group in proprietary funds of the firm.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

(c) Cash

Cash includes demand bank deposits only.

(d) Restricted Cash

In 2010, the Company opened a restricted cash account designated as collateral for any obligations or overdrafts in connection with the bank that performs same day funds settlements through the National Securities Clearing Corporation (NSCC) on behalf of the Company. The Company funded this account with the minimum balance required by the bank of $500,000. As of December 31, 2014, the amount of cash in this account was $500,000.

(e) Accounts Receivable

Accounts receivable were $1,526,747 as of December 31, 2014. This balance is comprised of $1,060,104 of trade receivables and $466,643 of unbilled receivables. All accounts receivable are expected to be collected within one year. Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2014, there are no accounts where collection appears unlikely or collectability is uncertain. Further, there were no accounts charged off in 2014.

(f) Revenue Recognition

Service fees represent the distribution fee component of the program management fees earned under the 529 Plan agreements. Distribution fees are earned for the broker-dealer related activities performed by the Company intended to result in the sale of 529 Plan units. Distribution fees are calculated in accordance with the 529 Plan agreements and can be based on the net assets in the underlying investments and/or the number of funded accounts in the 529 Plan. Commission revenues represent the portion of the sales load that the distributor (the Company) is paid on Advisor Plan Class A contributions. The commission fees are calculated at the time the contribution is made and paid to the Company weekly.

(g) *Income taxes*

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax liabilities are recorded as receivable from or payable to Holdings. To the extent that the Company does not pay any resulting tax provision to Holdings or receive any resulting tax benefit from Holdings, such

provision/benefit will be deemed a contribution/distribution and be recorded as additional paid-in capital.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income tax expense.

(h) Accounting for Share-Based Compensation

From time to time, Ascensus grants share-based compensation to Company employees in the form of stock options and restricted stock of the Ultimate Parent.

The stock options granted by Ascensus vest 25% on each of the first four anniversaries of the date of grant, are exercisable only upon a change in control of the Ultimate Parent, and expire five years after the grant date. The fair value of the stock options granted by Ascensus is estimated using either a Black Scholes or lattice option-pricing model, which are based on various assumptions. Stock-based compensation cost related to stock options for the year ended December 31, 2014 was $122,066 and is included in selling, general and administrative expense on the statement of income. Stock-based compensation is allocated to the Company in accordance with an expense sharing agreement. As of December 31, 2014, there was $105,883 of total unrecognized compensation cost related to stock options granted by Ascensus, which is expected to be recognized over a weighted average period of 1.1 years.

The restricted stock granted by Ascensus vests only upon a change in control of the Ultimate Parent and is subject to forfeiture prior to vesting based on continued employment with Ascensus and, in some cases, achievement of annual performance criteria. Since the restricted stock granted by Ascensus vests only upon a change in control, no compensation expense has been recognized related to these awards.

Deferred tax assets of $44,641 were recorded as of December 31, 2014 related to share-based compensation. Excess tax benefits from tax deductions on the exercise of share-based payments exceeding the deferred tax assets from the cumulative compensation costs previously recognized are classified as cash inflows from financing activities in the consolidated statement of cash flows. There was no excess tax benefit for the year ended December 31, 2014.

(i) Capitalized Contract Acquisition Costs

A contract acquisition payment of $1,470,000 was made in connection with the State of Indiana 529 plan agreements, executed in September 2008. The payment has been capitalized and is being amortized on a straight-line basis over the life of the 10-year contract, and the amortization is recorded as contra-service fee revenue. During the year ended December 31, 2014, amortization expense associated with the contract acquisition payment totaled $147,000 resulting in total accumulated amortization of $918,750. Management evaluates this asset

annually for impairment.

Since there has been no change in the State of Indiana 529 plan agreement since inception of the contract, no impairment was recognized during the year ended December 31, 2014.

(j) Prepaid Expenses

Prepaid expenses include advance commissions, prepaid licenses, and other upfront fees. As of December 31, 2014, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C shares sold to participants in various 529 plans. These amounts are paid by the Company monthly and capitalized. The assets are amortized on a straight-line basis over one year, consistent with the period over which the Company is paid distribution fees related to these shares. The amortization is recorded as contra-service fee revenue.

(k) Exchange Membership

The Company's exchange membership, which represents an ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at its adjusted cost. At December 31, 2014, the adjusted value of exchange memberships was $14,172.

(l) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The updated accounting guidance will be effective for the Company on January 1, 2017, and early adoption is not permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. The Company is currently in the process of determining the impact that the updated accounting guidance will have on its financial statements and method of adoption.

(3) Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

(a) Dividend

In 2014, no dividends were declared or paid by the Company.

(b) Transactions with Ascensus

Ascensus pays substantially all the accounts payable and payroll on behalf of the Company and Ascensus is reimbursed through the Due to related parties, net account on a routine basis.

Ascensus also provides general overhead services, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services, to the Company which are charged by Ascensus to the Company. At December 31, 2014, the net amount of cash owed by the Company to Ascensus was $175,477 and is shown in Due to related parties, net.

(c) *Transactions with Holdings and subsidiaries*

In general, the Company, AIA, and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans. All broker-dealer related expenses are incurred directly by the Company. Other allocable operating expenses are shared between the Company, AIA, and ACSRS pursuant to an expense sharing agreement whereby shared expenses are systematically allocated to the Company. Costs that are specifically incurred by the Company, AIA, and ACSRS are expensed accordingly and not shared.

Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. Pursuant to a documented policy, the Company, AIA, or ACSRS generally share revenue when each company provides services to a 529 Plan. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. At December 31, 2014, the net amount of cash owed by the Company to Holdings, AIA, and ACSRS was $4,474,435 and is shown in Due to related parties, net.

(4) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. Under the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At December 31, 2014, the Company had net capital of $7,390,464, which was $6,950,796 in excess of its required net capital of $439,668. The Company's net capital ratio is 0.89 to 1.

(5) Income Taxes

Federal and state income taxes are calculated as if the Company filed a separate income tax return. The components of the provision for income taxes are as follows:

Current tax expense:		
Federal	$	516,182
State		63,258
Total current tax expense		579,440
Deferred tax benefit:		
Federal		(120,130)
State		(9,508)
Total deferred tax benefit		(129,638)
Provision for income tax expense	$	449,802

The effective tax rate is 36.25% and varies from the U.S. federal statutory rate of 34% due to the impact of state taxes, net of federal benefit. The Company has a current tax liability to Holdings of $1,013,576. The deferred tax asset of $126,576 is primarily related to accrued liabilities and stock compensation differences.

The Company has no uncertain tax positions at December 31, 2014 and with few exceptions; the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2011.

(6) Defined Contribution Plan

The Ascensus 401(k) Savings Plan covers substantially all employees of the Company. From January 1, 2014 through June 30, 2014, Ascensus matched 25% of each participant's contribution, not in excess of 8% of their compensation for each pay period. From July 1, 2014 forward, Ascensus matches 50% of each participant's contributions not in excess of 8% of their compensation for each pay period. Aggregate Ascensus contributions for employees of the Company totaled $97,861 for the year ended December 31, 2014.

(7) Commitments and Contingencies

The Company's program management contracts with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct, or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Management believes that these claims, lawsuits or other actions will not have a material adverse effect on its business, financial condition, or results of operations.

The Company, pursuant to certain of its program management contracts, has annual commitments to pay marketing and administrative costs for the respective States. Some of the annual commitments increase annually based on changes in the consumer price index. As of December 31, 2014, the total future contractual commitments for the Company are $9,841,427.

The following schedule summarizes the annual commitments:

2015	$	1,493,545
2016		1,458,202
2017		1,234,851
2018		1,128,452
2019		1,035,344
Thereafter		3,491,033
Total	**$**	**9,841,427**

The total future commitment is $17,893,504, of which $8,052,077 is allocated to AIA and ACSRS, and not shown above.

(8) Concentrations and Risks

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are primarily asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college saving market, in general.

For the year ended December 31, 2014, revenue from 529 Plans for three states accounted for 76% of total revenue and 81% of total accounts receivable. Two of these three 529 Plans representing 51% of 2014 revenue and 46% of 2014 accounts receivable are subject to renewal in 2018, while the third 529 Plan, representing 25% of 2014 revenue and 34% of 2014 accounts receivable, is subject to renewal in 2022, based on State procurement rules.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

ASCENSUS BROKER DEALER SERVICES, INC.
(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Total ownership from statement of financial condition	$	10,548,121
Less:		
Nonallowable assets (see below)		3,157,657
Net capital		7,390,464
Less - Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		439,668
Excess net capital	$	6,950,796
Total nonallowable assets from statement of financial condition description:		
Accounts receivable	$	1,526,747
Capitalized contract acquisition costs		551,250
Prepaid expenses		438,912
Deferred tax asset		126,576
Restricted cash		500,000
Exchange membership		14,172
	$	3,157,657
Aggregate indebtedness	$	6,595,021
Ratio of aggregate indebtedness to net capital		89.24%

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2014.

There are no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014, which was filed on January 26, 2015.

ASCENSUS BROKER DEALER SERVICES, INC.

(Formerly Upromise Investments, Inc.)
(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Exemption Report

December 31, 2014

Ascensus Broker Dealer Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k): (2)(i).*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 except as described below:

- On October 24, 2014, the Company received 529 participant funds of $100. Those funds were returned to the participant two business days later on October 28, 2014. The (k)(2)(i) exemption requires broker-dealers to transmit customer funds by noon of the next business day after receipt.

- On December 30, 2014, the Company received 529 participant funds of $55. Those funds were returned to the customer five business days later on January 7, 2015. The (k)(2)(i) exemption requires broker-dealers to transmit customer funds by noon of the next business day after receipt.

Ascensus Broker Dealer Services, Inc.

I, John J. Mulkern Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Financial and Operations Principle

February 27, 2015

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Stockholder of
Ascensus Broker Dealer Services, Inc.
Newton, Massachusetts

We have reviewed management's statements, included in the accompanying Ascensus Broker Dealer Services, Inc. Exemption Report, in which (1) Ascensus Broker Dealer Services, Inc. identified the following provisions of 17C.F.R. § 15c3-3(k) under which Ascensus Broker Dealer Services, Inc. claimed an exemption from 17C.F.R. § 240.15c3-3: (k)(2)(i) and (2) Ascensus Broker Dealer Services, Inc. stated that Ascensus Broker Dealer Services, Inc. met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 except as described in its exemption report. Ascensus Broker Dealer Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Ascensus Broker Dealer Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
February 27, 2015

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to Ascensus Broker Dealer Services, Inc.'s SIPC Assessment Reconciliation

The Stockholder
Ascensus Broker Dealer Services, Inc.
Newton, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Ascensus Broker Dealer Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ascensus Broker Dealer Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ascensus Broker Dealer Services, Inc.'s management is responsible for Ascensus Broker Dealer Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in the check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that the Company did not report any adjustments on page 2, items 2b and 2c, on Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

BDO

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Philadelphia, Pennsylvania
March 2, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ascensus Broker Dealer Services, Inc.
95 Wells Avenue, Suite 160
Newton, MA 02459

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Mulkern, 617-631-1570

2. A.	General Assessment (item 2e from page 2)	$ 20,761
B.	Less payment made with SIPC-6 filed (**exclude interest**) 12/10/2014 Date Paid	(9,478)
C.	Less prior overpayment applied	(11,278)
D.	Assessment balance due or (overpayment)	$5
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ $5
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ $5	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ascensus Broker Dealer Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 27 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $8,304,579

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $8,304,579

2e. General Assessment @ .0025 $20,761

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation